UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549




                                           FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.




  Commission File Number:  333-140279-03



   Greenwich Capital Acceptance, Inc.
  (Exact name of Registrant as specified in its charter)




    c/o Greenwich Capital Acceptance, Inc.
    600 Steamboat Road
    Greenwich, CT 06830
    (203) 625-2700



     (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

    RBSGC Mortgage Loan Trust 2007-B
    Mortgage Loan Pass-Through Certificates, Series 2007-B

  1A1

  1A2

  1A3

  1A4

  1A5

  1A6

  1B1

  1B2

  1B3

  1B4

  1X

  2A1

  3A1

  3A2

  3B1

  3B2

  3B3

  1PO

  R


  (Title of each class of securities covered by this Form)

     None

  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)



  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1)(i)           / /

     Rule 12g-4(a)(1)(ii)          / /

     Rule 12g-4(a)(2)(i)           / /

     Rule 12g-4(a)(2)(ii)          / /

     Rule 15d-6                    /X/

     Rule 12h-3(b)(1)(i)           / /

     Rule 12h-3(b)(1)(ii)          / /

     Rule 12h-3(b)(2)(i)           / /

     Rule 12h-3(b)(2)(ii)          / /


  Approximate number of holders of record as of the certification or notice date:
                Less than 300 Holders




  Pursuant to the requirements of the Securities Exchange Act of 1934,

   Greenwich Capital Acceptance, Inc.

  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

  Date: January 30, 2008
  By: /s/ Julie Eichler
  Julie Eichler, Officer

  as Master Servicer for RBSGC Mortgage Loan Trust 2007-B


  Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.